

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 17, 2017

Mr. Robert S. Breuil
Chief Financial Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025

> **Re: Corium International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed December 20, 2016**
> **File No. 001-36375**

Dear Mr. Breuil:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Mary Beth Breslin for

     Suzanne Hayes
     Assistant Director
     Office of Healthcare and Insurance

cc: Robert Freedman, Esq.
       Fenwick & West LLP